Registration No. 333-261901

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒	Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2)

CITIBANK, N.A.

(Exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

399 Park Ave., New York, NY	10043
(Address of principal executive office)	(Zip Code)

Louis Piscitelli

Citibank, N.A.

388 Greenwich St.

New York, NY 10013

(212) 816 -5805

(Name, address and telephone number of agent for service)

Santander Drive Auto Receivables Trust 2024-1

(Exact name of obligor as specified in its charter)

Delaware	92-6572308
(Jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

c/o Wilmington Trust, National Association Rodney Square North 1100 North Market Street Wilmington, DE	19890-0001
(Address of principal executive office)	(Zip Code)

Asset-Backed Notes of Santander Drive Auto Receivables Trust 2024-1

(Title of the indenture securities)

Item 1. General Information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York New York, NY

33 Liberty Street

New York, NY

Federal Deposit Insurance Corporation Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3. -15. Not Applicable

Item 16. List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect (Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee (Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A. (as of September 30, 2023—attached).

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 3rd day of January, 2024.

CITIBANK, N.A.

By	/s/ Louis Piscitelli
Louis Piscitelli
Senior Trust Officer

Exhibit 7

CONSOLIDATED BALANCE SHEET	Citigroup Inc. and Subsidiaries

In millions of dollars	September 30, 2023 (Unaudited)	December 31, 2022
Assets
Cash and due from banks (including segregated cash and other deposits)	$26,548	$30,577
Deposits with banks, net of allowance	227,439	311,448
Securities borrowed and purchased under agreements to resell (including $206,151 and $239,527 as of September 30, 2023 and December 31, 2022, respectively, at fair value), net of allowance	335,059	365,401
Brokerage receivables, net of allowance	66,194	54,192
Trading account assets (including $179,948 and $133,535 pledged to creditors as of September 30, 2023 and December 31, 2022, respectively)	406,368	334,114
Investments:
Available-for-sale debt securities (including $14,720 and $10,933 pledged to creditors as of September 30, 2023 and December 31, 2022, respectively)	241,783	249,679
Held-to-maturity debt securities, net of allowance (fair value of which is $231,002 and $243,648 as of September 30, 2023 and December 31, 2022, respectively) (includes $8 and $0 pledged to creditors as of September 30, 2023 and December 31, 2022, respectively)	259,456	268,863
Equity securities (including $738 and $895 as of September 30, 2023 and December 31, 2022, respectively, at fair value)	7,759	8,040

Total investments	$508,998	$526,582
Loans:
Consumer (including $222 and $237 as of September 30, 2023 and December 31, 2022, respectively, at fair value)	377,714	368,067
Corporate (including $7,189 and $5,123 as of September 30, 2023 and December 31, 2022, respectively, at fair value)	288,634	289,154

Loans, net of unearned income	$666,348	$657,221
Allowance for credit losses on loans (ACLL)	(17,629)	(16,974)

Total loans, net	$648,719	$640,247
Goodwill	19,829	19,691
Intangible assets (including MSRs at fair value of $729 and $665 as of September 30, 2023 and December 31, 2022, respectively)	4,540	4,428
Premises and equipment, net of depreciation and amortization	27,959	26,253
Other assets (including $13,937 and $10,658 as of September 30, 2023 and December 31, 2022, respectively, at fair value), net of allowance	96,824	103,743

Total assets	$2,368,477	$2,416,676

Statement continues on the next page.

CONSOLIDATED BALANCE SHEET (Continued)	Citigroup Inc. and Subsidiaries

In millions of dollars, except shares and per share amounts	September 30, 2023 (Unaudited)	December 31, 2022
Liabilities
Deposits (including $2,722 and $1,875 as of September 30, 2023 and December 31, 2022, respectively, at fair value)	$1,273,506	$1,365,954
Securities loaned and sold under agreements to repurchase (including $60,662 and $70,886 as of September 30, 2023 and December 31, 2022, respectively, at fair value)	256,770	202,444
Brokerage payables (including $7,211 and $4,439 as of September 30, 2023 and December 31, 2022, respectively, at fair value)	75,076	69,218
Trading account liabilities	164,624	170,647
Short-term borrowings (including $6,470 and $6,222 as of September 30, 2023 and December 31, 2022, respectively, at fair value)	43,166	47,096
Long-term debt (including $112,629 and $105,995 as of September 30, 2023 and December 31, 2022, respectively, at fair value)	275,760	271,606
Other liabilities, plus allowances	69,380	87,873

Total liabilities	$2,158,282	$2,214,838

Stockholders’ equity
Preferred stock ($1.00 par value; authorized shares: 30 million), issued shares: as of September 30, 2023—779,800 and as of December 31, 2022—759,800, at aggregate liquidation value	$19,495	$18,995
Common stock ($0.01 par value; authorized shares: 6 billion), issued shares: as of September 30, 2023—3,099,691,671 and as of December 31, 2022—3,099,669,424	31	31
Additional paid-in capital	108,757	108,458
Retained earnings	202,135	194,734
Treasury stock, at cost: September 30, 2023—1,185,809,738 shares and December 31, 2022—1,162,682,999 shares	(74,738)	(73,967)
Accumulated other comprehensive income (loss) (AOCI)	(46,177)	(47,062)

Total Citigroup stockholders’ equity	$209,503	$201,189
Noncontrolling interests	692	649

Total equity	$210,195	$201,838

Total liabilities and equity	$2,368,477	$2,416,676

The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.